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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                             AMENDMENT NO. 1

                                    TO
                                  SCHEDULE TO

                            Tender Offer Statement
   Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                               ----------------
                       Echelon International Corporation
                           (Name of Subject Company)

                             EIN Acquisition Corp.

                             ETA Holding LLC

                            ETA Holding Corp.

                       The 1999 Haber Family Trust

                               James Haber

                    (Name of Filing Persons--Offerors)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                   278747100
                     (CUSIP Number of Class of Securities)

                                  James Haber
                                   President
                             EIN Acquisition Corp.
                                ETA Holding LLC
                         950 Third Avenue, 23rd Floor
                           New York, New York 10022
                           Telephone: (212) 688-2700
           (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copy to:
                             Stuart Bressman, Esq.
                             Robert M. Unger, Esq.
                 Brown Raysman Millstein Felder & Steiner LLP
                             120 West 45th Street
                           New York, New York 10036
                           Telephone: (212) 944-1515

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
  Check the appropriate boxes below to designate any transactions to which the statement relates:
    [X]third-party tender offer subject to Rule 14d-1.
    [_]issuer tender offer subject to Rule 13e-4.
    [_]going-private transaction subject to Rule 13e-3.
    [_]amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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  This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule TO filed with the Securities and Exchange Commission on January 28, 2000 relating to the offer by EIN Acquisition Corp., a Florida corporation, ETA Holding LLC, a Delaware limited liability company and the sole shareholder of EIN Acquisition Corp. ("Parent"), ETA Holding Corp., a Delaware corporation and the sole manager of Parent ("Manager"), The 1999 Haber Family Trust, a New York trust and the sole shareholder of Manager and sole member of Parent (the "Trust"), and James Haber to purchase all of the issued and outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of Echelon International Corporation, a Florida corporation (the "Company") and the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $34.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 28, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"), a copy of which was previously filed as Exhibit (a)(1)(ii). EIN Acquisition Corp., Parent, Manager, the Trust and James Haber are collectively referred to herein as "Purchaser", unless the context otherwise indicates, in which case the term "Purchaser" shall refer to EIN Acquisition Corp.

Item 12. Exhibits.

 (a) (1)(i)    Offer to Purchase dated January 28, 2000.
 (a) (1)(ii)   Letter of Transmittal.*
 (a) (1)(iii)  Notice of Guaranteed Delivery.*
 (a) (1)(iv)   Letter from the Dealer Manager to Brokers, Dealers, Commercial
               Banks, Trust Companies and Nominees.*
 (a) (1)(v)    Letter to clients for use by Brokers, Dealers, Commercial Banks,
               Trust Companies and Nominees.*
 (a) (1)(vi)   Guidelines for Certification of Taxpayer Identification Number
               on Substitute Form W-9.*
 (a) (1)(vii)  Summary Advertisement as published on January 28, 2000.*
 (a) (1)(viii) Press Release dated January 22, 2000.*
 (b)(1)        Credit Agreement dated as of January 21, 2000 among EIN
               Acquisition Corp., Utrecht-America Finance Co., as Initial
               Lender, and Cooperatieve Centrale Raiffeisen-Boerenleenbank
               B.A., "Rabobank Nederland," New York Branch, as Agent (the
               "Credit Agreement").*
 (b)(2)        Security Agreement dated as of January 21, 2000 made by EIN
               Acquisition Corp. in favor of Cooperatieve Centrale Raiffeisen-
               Boerenleenbank B.A., "Rabobank Nederland," New York Branch, as
               Agent for the lenders party to the Credit Agreement.*
 (c)           Not applicable.*
 (d)(1)        Agreement and Plan of Merger, dated as of January 21, 2000, by and among Echelon International Corporation, EIN Acquisition
               Corp. and ETA Holding LLC.*
 (d)(2)        Purchase and Sale Agreement, dated as of January 21, 2000, by and among Echelon International Corporation and certain of its subsidiaries, collectively, as seller, and Echelon Residential
               LLC, as buyer.*
 (d)(3)        Subscription Agreement, dated as of January 21, 2000, by and among Echelon International Corporation and certain of its subsidiaries, collectively, as transferor, and Heller Affordable
               Housing of Florida, Inc., as issuer.*
 (d)(4)        Lease Agreement, dated as of January 21, 2000, between Heller
               Affordable Housing of Florida, Inc., as Lessor, and Echelon
               Commercial LLC, as Lessee.*
 (d)(5)        Omnibus Agreement, dated January 21, 2000, between EIN
               Acquisition Corp. and Heller Financial, Inc.*

 (d)(6) Purchase Agreement, dated as of January 13, 2000, by and between Echelon International Corporation and Echelon Affordable Housing, Inc., collectively, as sellers, and Heller Affordable Housing, Inc., as purchaser.*
 (e)    Not applicable.
 (f)    Not applicable.
 (g)    None.
 (h)    None.

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* Previously filed.

Item 13. Information Required by Schedule 13E-3.

  Not applicable.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ETA Holding LLC

                                          By: ETA Holding Corp., its Manager

                                                     /s/ James Haber
                                          By: _________________________________
                                                       James Haber
                                                        President

                                          EIN Acquisition Corp.

                                                     /s/ James Haber
                                          By: _________________________________
                                                       James Haber
                                                        President

                                          ETA Holding Corp.

                                                  /s/ James Haber

                                          By: ____________________________

                                                    James Haber

                                                     President

Date: February 15, 2000

                                          The 1999 Haber Family Trust

                                               /s/ Eric B. Woldenberg

                                          By: ____________________________

                                             Eric B. Woldenberg, as trustee

                                                  /s/ James Haber

                                          _________________________________

                                                    James Haber

                                 EXHIBIT INDEX

    Exhibit                                                                 Page
      No.                              Description                           No.
    -------                            -----------                          ----
  (a)(1)(i)    Offer to Purchase dated January 28, 2000..................
  (a)(1)(ii)   Letter of Transmittal*....................................
  (a)(1)(iii)  Notice of Guaranteed Delivery*............................
  (a)(1)(iv)   Letter from the Dealer Manager to Brokers, Dealers,
               Commercial Banks,
               Trust Companies and Nominees*.............................
  (a)(1)(v)    Letter to clients for use by Brokers, Dealers, Commercial
               Banks, Trust
               Companies and Nominees*...................................
  (a)(1)(vi)   Guidelines for Certification of Taxpayer Identification
               Number on
               Substitute Form W-9*......................................
  (a)(1)(vii)  Summary Advertisement as published on January 28, 2000*...
  (a)(1)(viii) Press Release dated January 22, 2000*.....................
  (b)(1)       Credit Agreement dated as of January 21, 2000 among EIN
               Acquisition
               Corp., Utrecht-America Finance Co., as Initial Lender, and
               Cooperatieve
               Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank
               Nederland," New York
               Branch, as Agent (the "Credit Agreement")*................
  (b)(2)       Security Agreement dated as of January 21, 2000 made by
               EIN Acquisition Corp.
               in favor of Cooperatieve Centrale Raiffeisen-
               Boerenleenbank B.A.,
               "Rabobank Nederland," New York Branch, as Agent for the
               lenders party to
               the Credit Agreement*.....................................
  (d)(1)       Agreement and Plan of Merger, dated as of January 21,
               2000, by and among
               ETA Holding LLC, EIN Acquisition Corp. and Echelon
               International Corporation*................................
  (d)(2)       Purchase and Sale Agreement, dated January 21, 2000, by
               and among Echelon International Corporation and certain of its subsidiaries, collectively, as seller,
               and Echelon Residential LLC, as buyer*....................
  (d)(3)       Subscription Agreement, dated as of January 21, 2000, by
               and among Echelon International Corporation and certain of its subsidiaries, collectively, as transferor
               and Heller Affordable Housing of Florida, Inc., as
               issuer*...................................................
  (d)(4)       Lease Agreement, dated as of January 21, 2000, between
               Heller Affordable
               Housing of Florida, Inc., as Lessor, and Echelon
               Commercial LLC, as Lessee*................................
  (d)(5)       Omnibus Agreement, dated January 21, 2000, between EIN
               Acquisition Corp.
               and Heller Financial, Inc.*...............................
  (d)(6)       Purchase Agreement, dated as of January 13, 2000, by and
               between Echelon International Corporation and Echelon
               Affordable Housing, Inc., collectively, as sellers and
               Heller Affordable Housing, Inc., as purchaser*............

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* Previously filed.

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